

July 8, 2010

*By U.S. Mail and facsimile to* (801) 606-5055

Joseph W. Baty
Chief Financial Officer
Schiff Nutrition International, Inc.
2002 South 5070 West
Salt Lake City, Utah 84104-4726

> **Re:** **Schiff Nutrition International, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed August 20, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed September 24, 2009**
> **File No. 001-14608**

Dear Mr. Baty:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director